August
17, 2005


Mail Stop 3561

Buddy Young, President
Futura Pictures, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California   91316

      Re:  	Futura Pictures, Inc.
        		File No.  333-123611
        		Registration Statement on Form SB-2
		Amendment no. 1
      Filed July 15, 2005

Dear Mr. Young:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus cover page
1. Please clarify the "public market" where your securities may be listed.

Risk Factors, page 5
2. We understand that Futura will terminate the offering when its securities are listed on a public market. If appropriate, please add a risk factor discussing the risk of nominal proceeds which may result from an early termination of the offering.
3. Please revise the subheading of the fourth risk factor to summarize the risk discussed in the text of the risk factor.
4. Please tell us why you have included a risk factor entitled
"Blank
Check Companies." This prospectus section should discuss only material risks. If appropriate, please relocate this disclosure later in your filing, or revise to discuss a material risk.

Use of proceeds, page 8
5. Please disclose, if true, that $45,000 of the $60,000 offering expenses would be payable to Mr. Albright, who is your promoter and director.

Market for Common Equity, page 9
6. Please clarify the time table for seeking listing on a securities market following effectiveness of the Form SB-2. Do you intend to seek listing promptly after effectiveness, or do you intend to wait a period of time? If you intend to wait a period of time, please disclose that period.
7. The next to last paragraph says the offering will automatically terminate once Futura`s securities are "listed and publicly traded."
Your cover page simply refers to the listing of your securities in a public market. Please reconcile these disclosures as appropriate. Please disclose this termination event in your "Plan of Distribution."

Plan of Operation, page 17
8. We reissue comment 16 of our last letter. You should describe the nature and extent of your activities assuming various levels of funding from this offering and taking into account your known cash resources. Please note that the disclosure should address the 12 month period following effectiveness of the Form SB-2.
9. We reissue comment 17 of our last letter.
10. You indicate Futura may engage in a private offering of securities, in addition to the registered offering. A private offering of securities that occurs close in time to a registered securities offering raises the issue of offering "integration." Also, the public offering under the registration statement may be considered general solicitation in any private offering. Please tell us the steps you will take to ensure the private offering will not be integrated with the registered offering and the registered offering will not constitute general solicitation for the private offering.
11. Your disclosure indicates that, if funding from the registered offering is limited, Future "may seek" to raise funds in a private offering or through debt financing. Please explain the circumstances under which you would seek additional funding and the circumstances under which you would not seek additional funding.
12. Please explain the reference to "other appropriate information concerning the company" and tell us the time frame for providing this information in relation to effectiveness of the Form SB-2 registration statement.
13. In the third paragraph, please clarify the "above mentioned activities".
14. Please file the $100,000 loan agreement and promissory note as exhibits to the registration statement.

Liquidity and Capital Resources, page 13
15. Please provide the disclosure required by Regulation S-B Item
303(a)(1)(i) based on known cash resources and, in addition, those resources plus varying amounts of offering proceeds.

Business, page 14
16. As previously requested by comment 21 of our last letter, please disclose the principal terms of the option agreements.

Description of Property, page 19
17. Part II of the registration statement indicates that Futura will pay legal fees of $45,000 in connection with the offering. Please reconcile with the disclosure in the second paragraph under this heading.

Plan of Distribution, page 26
18. Under Rule 415, your offering is required to begin "promptly" after effectiveness of the Form SB-2. Please tell us how your offering will satisfy this requirement, if you do not plan to commence the state registration process until after the Form SB-2 becomes effective.

Statements of Operations, page F-12
19. Refer to prior comment 40. We note no revision to the earnings per share disclosures on page F-12. It appears the computation of the company`s loss per share should be based on the period from commencement of operation on January 5, 2005 through the year-end, February 28, 2005. Please provide us with a supplemental schedule supporting the calculation of the weighted average number of common shares outstanding for all periods presented.

Exhibit 5
20. Please have counsel revise the legality opinion to indicate that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

Exhibit 23.1
21. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. In this regard, the consent in Exhibit 23.1 should not refer to incorporation by reference because the auditors report is filed within the registration statement. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Maureen Bauer at (202) 551-3237 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


Sincerely,




John Reynolds, Assistant Director

Office of Emerging Growth Companies




cc:  L. Stephen Albright, Esq.
        Via fax


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Futura Pictures, Inc.
August 17, 2005
Page 1